December 29, 2015

Via Email PitkoB@SEC.GOV

Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

Re:         Northland Cable Properties Eight Limited Partnership

Schedule 13E-3

Filed November 5, 2015 by Northland Cable Properties Eight Limited Partnership, Northland Communications Corporation, Northland Cable Television, Inc., Northland Cable Properties, Inc., Gary S. Jones, and Richard I. Clark

File No. 005-83179

Preliminary Proxy Statement

Filed November 5, 2015

File No. 000-18307

Dear Mr. Pitko:

Thank you for your letter of December 1, 2015 regarding the above referenced filing. Set forth below are the responses of Northland Cable Properties Eight Limited Partnership. The staff’s comments appear below in bold type and our responses to each comment follow each such comment.

We are also enclosing for you marked copies of the Schedule 13E-3 and the preliminary proxy statement to show changes we have made to those documents.

Schedule 13E-3

1.     Please revise the fee information provided on the cover page of Schedule 13E-3 to reflect the actual filing fee paid.

The cover page has been revised.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

2.     Please revise your filing to explain why your asset purchase agreement has not yet been signed and executed. Please also discuss any risks for limited partners making it clear earlier in the disclosure document that there is actually no current, signed asset purchase agreement.

APA has been signed effective December 28, 2015.

3.     We note the disclosure on page 8 of the proxy statement that “the operating assets of NCP-Eight will be sold to Northland Communications Corporation or one or more of its affiliates.” Note that if such an assignment occurs, the party or parties to whom such right is assigned would likely need to be included as filing persons on the Schedule 13E-3 and must satisfy all of the disclosure, dissemination and timing requirements of that Schedule and Rule 13e-3. Please confirm your understanding in your response letter.

The affiliate buying the assets will be Northland Cable Television, Inc. and it has executed the Schedule 13E-3 as a filing person. All references to an assignment to any other buyer have been removed.

4.     We note that Mr. Whetzell is chairman of the board of directors of both Northland Communications Corporation, the Buyer in this transaction and Northland Telecommunications Corporation, the parent company of Buyer. We also note disclosure that Messrs. Jones and Clark consulted with Mr. Whetzell to determine that the general partner would be willing to purchase NCP-Eight’s assets. Please add Mr. Whetzell as a filing person on the Schedule 13E-3 or explain why he should not be so included. For guidance, refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Mr. Whetzell has been added as a filing person.

5.     Please revise your filing to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for Mr. Whetzell if he is added as a filing person in response to the preceding comment.

The disclosure has been added for Mr. Whetzell.

6.     Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

The disclosure has been revised. Mr. Whetzell, chairman of the board of Buyer and of the general partner, and the Buyer, have each been added, where appropriate, to the disclosures and discussions concerning filing persons, fairness of the transaction and material factors relied upon by the filing persons. See particularly, pages 4, 7, 8, 16-20 and 47.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

7.     Please file as an exhibit to the Schedule 13E-3 any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction as required under Item 1015 and Item 1016(c) of Regulation M-A. For example, we note the results of the third party bid solicitation by RBC are included as a material factor underlying the general partner’s beliefs as to the fairness of the transaction. As such, related reports, opinions and board books prepared by RBC should be filed under Item 1015.

We are providing to you supplementally under Rule 12b-4 solicitation materials dated 08/01/2014 and 08/03/2015 (titled “Project Snow”) received RBC Capital Markets and request confidential treatment thereof. Much of such information includes confidential information regarding Northland Cable Properties Eight Limited Partnership and its affiliates or third parties who summited information pertinent to confidentiality agreements. We understand you may have comments regarding such material.

Introduction

8.     We note your disclaimers in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete these disclaimers as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person’s Schedule 13E-3.

The disclaimer has been deleted.

9.     Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

The disclaimer has been deleted.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

Preliminary Proxy Statement on Schedule 14A

10.     Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Revisions have been made to the cover letter, the cover of the proxy statement and the form of proxy.

11.     Please revise the last paragraph of page 2 to use bold text for the statement indicating that “[t]he proposal found in this proxy statement have not been approved or disapproved by the Securities and Exchange Commission…”

The revision has been made.

12.     Please unbundle your proposal relating to the asset sale from the proposal that limited partners approve the waiver of the requirement to have an independent appraisal procedures required by the partnership agreement. See Rule 14a-4(a)(3).

The proposal has been presented as two proposals and revisions to the description of the two proposals have been made accordingly.

13.     Where you describe the financing of the transaction and that 45% of which shall be financed by NCP-Eight under the terms of an unsecured promissory note in the amount of $1,350,000, please also discuss the financing of the remaining 55% of the purchase price and the likely source of these funds.

Buyer will finance the transaction solely through third-party financing. Disclosures have been added regarding the source of third-party financing. See page 32. Discussions regarding the seller note and seller financing have has been removed.

14.     Please update your financial statements and projected cash distributions throughout the filing to reflect information as of a more recent practicable date. In this respect, we note that you have filed a Form 10-Q for the quarterly period ended September 30, 2015.

Updated financial information has been added.

15.     Please identify the units of limited partnership interest held by the Buyer and its affiliates.

The Buyer holds no limited partnership units. The general partner holds 1 limited partnership unit. This point had been explained in paragraph 3 of “Voting at the Special Meeting.”

16.     We note your disclosure that limited partners are not entitled to dissenters’ or appraisal rights under Washington law or the NCP-Eight partnership agreement with respect to the approval and consummation of the sales transaction. Please revise this statement in light of the existence of the independent appraisal procedures required under the NCP-Eight partnership agreement.

Revisions have been made to pages 22 and 30. Washington law and the partnership agreement do not provide for dissenters rights of appraisal if a limited partner is dissatisfied with the sales price at consummation of the transaction. To avoid confusion between the appraisal process set forth in the partnership agreement to determine the price pre-sale and typical appraisal rights for dissenters who individually follow specified procedures post-closing, references to the partnership agreement have been deleted.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

Summary Term Sheet, page 1

17.     Please revise your discussion of the seller note to disclose that Buyer’s principal source of income to repay the seller note will be the net profits generated by the assets purchased from the limited partnership, a sale of the assets to a third-party or a refinancing of the acquisition. Please refer to Item 1007 of Regulation MA.

Buyer will obtain third-party financing. See page 32. References to the seller note have been removed.

18.     Please also note that Buyer’s payment of the remaining 55% of the purchase price derived from third-party bank borrowings subject to Buyer obtaining third-party borrowings suitable to Buyer, as determined in Buyer’s sole discretion. Please confirm the status of the Buyer’s search for financing including whether or not Buyer has obtained a letter of commitment with respect to any third-party bank borrowings.

The disclosure has been revised to provide that funds come from an existing third party loan agreement and additional information regarding the loan conditions have been added at page 32, “The Buyer’s financing is subject to certain conditions that must be met at the time of closing” .

19.     You appear to have a sub-heading on page 7 captioned “The General Partner Recommends Approving the Proposed the Sales Transaction (See page 16)” but no disclosure beneath it. Please advise.

The disclosure has been revised to include the sentence in the preceding paragraph.

20.     Please revise the sub-section captioned “Fairness of the Proposed Sales Transaction” to disclose the fairness determination made by each filing person.

The disclosure has been revised on pages 17 through 20.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

Summary Historical Financial Information, page 9

21.     With a view toward revised disclosure, please tell us why the ratio of earnings to fixed charges is not applicable.

The book value and ratio of earnings to fixed charges have been added at page 11 and 72.

The Special Meeting, page 10

22.     The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

The “Special Factors” section has been moved accordingly.

23.     Please reconcile the disclosure under “Quorum” that the transaction must be approved by a majority of the outstanding units with disclosure elsewhere that the transaction must be approved by a majority of unaffiliated units.

The disclosure has been revised to state that approval must be obtained excluding units held by the general partner and affiliates.

Special Factors, page 12

24.     Please disclose the number of units sold in each transaction listed on page 13. If the information is not available, please state so.

The number of units has been added to the table on page 12 and 57.

25.     Please provide us with copies of any reports, opinions or appraisals provided by RBC Capital Markets in conjunction with marketing of the NCP-Eight assets. In particular, Item 1015 of Regulation M-A requires you to describe any “report, opinion or appraisal” obtained from any third party that is materially related to a going-private transaction but is not limited to reports related to the fairness of the consideration to be received by security holders in the transaction, nor is it limited in scope to reports obtained with the specific transaction being effected in mind. In this respect, we note that the results of the third party bid solicitation by RBC are included as a material factor underlying the general partner’s beliefs as to the fairness of the transaction.

Please see our response to comment 7.

26.     Please revise your disclosure in the last sentence on page 14 to describe why the offer was deemed inadequate.

The disclosure has been revised to include the price offered and to disclose the determination that the offer price was substantially less than the fair market value based upon the general partner’s opinion of what it would be willing to pay.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

27.     Please clarify your disclosure on page 15 regarding the limited partners’ “numerous” requests for liquidity. Clarify your use of the term “numerous.” In addition, clarify whether the “numerous” requests for liquidity were from affiliated limited partners, unaffiliated limited partners, or both.

The reference to “numerous” has been removed.

28.     Revise this section to describe the negotiations with the acquiring parties.

Revisions have been made on page 13 under “Chronology of Events Leading Up to the Proposed Sales Transaction.”

Reasons for the Proposed Transactions, page 15

29.     Please revise the first bullet point on page 15 to explain how the filing persons considered the company’s business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company’s industry, industry trends and economic and market conditions. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons’ analysis? Please also apply this comment to the second and third bullet points.

This Section has been revised to provide more detail on the reasons for the proposed transaction and to better distinguish between the reasons for the proposed transaction vs. the fairness of the proposed transaction, as explained in the subsequent two sections.

30.     Quantify the cost of ongoing public reporting and securities law compliance.

Disclosure has been added on page 15.

Alternatives to the Proposed Sales Transaction, page 17

31.     We note the disclosure with respect to NCP-Eight’s consideration of a sale of only a portion of the assets and that the general partner has been unable to find a buyer that would consider purchasing only some of the assets of NCP-Eight. Please reconcile this statement with your prior disclosure that an interested party previously submitted a bid for the Aliceville system only.

Conflicting language has been removed.

32.     We note your disclosure with respect to NCP-Eight’s consideration of new borrowings by NCP-Eight aimed at generating proceeds to make distributions to the limited partners. Please revise your disclosure to indicate the basis for the general partner’s conclusion that lenders will not currently support such transactions.

The disclosure has been revised.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

33.     Please revise your disclosure to identify the percentage of available units that received purchase offers on the secondary market and the time frame over which such purchases occurred.

Additional disclosure has been added on page 17.

Fairness of the Proposed Sales Transaction, page 18

34.     Revise this section to ensure that each filing person makes the required disclosure.

Revisions have been made to the disclosure.

35.     With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

Revisions have been made to provide the disclosure.

36.     Where you provide the opinion of each filing person as to the fairness or unfairness of the transaction to unaffiliated security holders, please address each component of the funding of the transaction including the cash to be provided by the Buyer through third party bank borrowings satisfactory to Buyer in its sole discretion and the funding of the transaction through the Seller Note payable in 18 months.

The financing has been restructured. Information regarding third party financing has been added. The hold-back has been reduced to 6 months.

37.     Item 8(d) of Schedule 13E-3 requires that the filing person state whether a majority of directors who are not employees of the issuer have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of such transaction.

Disclosure has been added. See page 20.

38.     We note your disclosure that an interested party submitted a bid for the Aliceville system only, which the general partner determined, in its opinion, to be inadequate. Please provide a description of the factors considered in reaching this determination.

The disclosure has been revised to include the price offered and to disclose the determination that the offer price was substantially less than the fair market value based upon the general partner’s opinion of what it would be willing to pay.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

39.     State whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. Refer to Item 1014(d) of Regulation M-A.

The majority of directors who are not employees of the subject company have not retained unaffiliated representative to act solely on behalf of unaffiliated securities holders for any purpose. Disclosure has been added to page 20.

The General Partner’s Belief as to Fairness, page 18

40.     Please revise this section to clarify whose fairness determination is disclosed.

The disclosure has been revised to include all filing persons in the discussion of fairness. Because of the affiliated nature of the corporate entities and the positions held by the individuals with those entities, the opinions as to fairness are uniform among the filing persons.

41.     We note your disclosure under the caption “Unsolicited Offers…” Please revise to explain how any filing person is able to make a fairness determination given that the forecasted distributions are solely estimates. Would this factor in the fairness determination be affected if the forecast is inaccurate? On a related note, disclose in an appropriate location of your proxy statement the recourse, if any, that unitholders have in the event that your forecasted distributions prove to be inaccurate.

Price adjustments for unforeseen circumstances and/or indemnification claims are terms common to asset sales transactions whether a going-private transaction or otherwise. The filing parties have disclosed that the actual distribution is subject to change based on unforecasted expenses or reductions in the purchase price due to claims under the indemnification provision of the Asset Purchase Agreement. To mitigate this risk, the filing parties have disclosed that the indemnification claims are capped, generally, at 10% of the purchase price. The filing parties are able to make a determination of fairness because in their experience these terms are typical for transactions of this type, even though there is risk that the actual payout to limited partners may change.

Filing parties believe they have adequately disclosed the variables that could affect the distribution to limited partners. See Projected Aggregate Cash Available Following the Closing of the Sales Transaction. Each line item includes detailed footnote explanations. Many of the line items are not related to the sales transaction but rather relate to the administration of the liquidated assets and winding-up of the limited partnership. These additional contingent expenses are independent of the transaction and would be incurred regardless of the terms of the sales transaction.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

42.     We note your disclosure under the caption “Net Book Value, Liquidation Value and Going Concern Value” that “each of those parties has concluded that the amount to be received by NCP-Eight upon the sale of the entirety of NCP-Eight.” We are unable to find a basis for such “conclusion” in your disclosure. Please advise or revise.

The statement has been removed.

43.     We note your disclosure that “To the extent the general partner has been able to quantify the liquidation value of…” Did any filing person conduct a liquidation analysis? If so, disclose it; if not, tell us, with a view toward revised disclosure, how any filing person can make any judgment about the company’s liquidation value.

The general partner has revised its disclosure to state that liquidation value was not considered. See page 19.

44.     With respect to the same paragraph, please revise the last sentence to disclose the conclusion reached by the general partner as to the company’s going concern value “based on current operations and performance.”

The sentence has been removed.

Discounted Cash Flow Analysis, page 20

45.     Please disclose the estimates of future expected cash flows, available debt financing, and overall costs of capital used to determine derive total enterprise value for purposes of your discounted cash flow analysis. Also, show the analysis.

The disclosure has been revised. See page 19-20.

46.     Please identify any assumptions with respect to any estimates relied upon to conduct the analysis discussed in this section.

The disclosure has been revised. See page 19-20.

47.     Please specify how Messrs. Jones and Clark determined that discount rates ranging from 13% to 14% were appropriate to reflect the overall risk and cost of debt associated with the company’s operations and projected financial performance.

The disclosure has been revised. See page 19-20.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

48.     Please further describe the “constant growth model” used to calculate a terminal value and the basis for relying on a range of perpetuity growth rates from 1% to 2%.

The disclosure has been revised. Summary Analysis, page 20

49.     It does not appear that the analyses presented support your fairness determination. Please advise.

We believe that the additional disclosure and analysis provided on pages 14-20, including the restructure of the financing from a third party bidder, support the fairness determination.

Specific Terms of the Proposed Sales Transaction

Buyer’s Sources of Funds, page 39

50.     We note your disclosure that Buyer’s source of cash at closing will be from third-party bank borrowings and that closing of the purchase is subject to Buyer obtaining third-party borrowings suitable to Buyer, as determined in Buyer’s sole discretion. Please revise your disclosure to further describe the terms of third-party bank borrowings that would be suitable to the Buyer. See Item 1007 of Regulation M-A.

Additional disclosures regarding the terms of the loan have been added at page 32.

51.     Describe the status of the Buyer’s search for financing, and the expected terms. Note whether there are any parameters (and if so, describe them) on the terms of such financing. In addition, since the Buyer is a private entity for which little information is publicly available, provide all material information such that limited partners can assess the likelihood that it will be able to obtain adequate financing on satisfactory terms.

Additional disclosure has been added at page 32.

52.     With respect to the immediately preceding comment, the risk factors disclosure should be revised to discuss in detail the risks associated with the Buyer’s lack of current financing.

Since the sales transaction will not be consummated unless satisfactory financing is in place, we believe the risks here are minimal.

Timing of Closing, page 39

53.     Define the terms Purchase Price Ceiling and Purchase Price Floor. These terms are not be used anywhere else in your proxy statement.

These references have been deleted.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

54.     Disclose the “encumbrances” referenced on page 39 instead of referring unitholders to find this in the purchase agreement.

This section has been revised to reference “Liens”, a defined term in the purchase agreement and removed references to encumbrances, which is not a defined term under the purchase agreement. The definition of “Liens”, as used in the purchase agreement, has been added.

Waiver of Appraisal Procedures, page 40

55.     Please discuss the factors considered in determining that the waiver of appraisal procedures was fair to unaffiliated limited partners. In particular, please discuss how the costs of appraisal to be borne solely by the Buyer outweigh the benefits to the limited partners of obtaining an independent appraisal.

Because of the relatively small dollar value of the transaction, transaction costs have a disproportionally large effect on the investment opportunity for any buyer. If the general partner must obtain three independent appraisals, the general partner must also adjust the purchase price to reflect the added costs of the acquisition.

Dissolution and Liquidation Consequences of the Sales Transaction, page 43

56.     Reconcile your estimates of the liquidation distributions appearing on page 43 and those appearing on page 46.

Liquidation distributions on page 43 are calculated based assumption that sale closes in the end of the first quarter 2016. Liquidation distributions calculated on Page 46 are based on capital account balances as of December 31, 2014, the prior fiscal year. Clarifications have been added to each section.

Financial Statements, page 70

57.     Please disclose the book value and ratio of earnings to fixed charges required under Item 1010 of Regulation M-A.

The book value and ratio of earnings to fixed charges have been added at page 11 and 72.

Exhibit A Proxy Card

58.     We note your disclosure that approval of the sales transaction constitutes a one-time waiver by the limited partners of the application of the appraisal process to the sales transaction. Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” As such, please amend your proxy card to provide the limited partners with the ability to separately vote on the application of the appraisal process to the sales transaction.

The proxy card has been revised to provide for two separate proposals.

Bryan J. Pitko

U.S. Securities and Exchange Commission

December 29, 2015

We will be happy to respond to further comments or questions you may have.

Included with this letter is the written statement signed by each filing person requested in your letter.

Sincerely,

/s/ PAUL MILAN

Paul Milan

VP and General Counsel

acknowledgement

The undersigned filing persons respecting the Schedule 13E-3 of Northland Cable Properties Eight Limited Partnership and the related proxy statement filed originally on November 5, 2015 (together along with any amendments thereto, the “filing”) hereby acknowledge receipt of the comments of the SEC staff by letter dated December 1, 2015, and further acknowledge as follows:

1.     Each filing person is responsible for the adequacy and accuracy of the disclosure in the filing.

2.     SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.     Staff comments may not be asserted by the filing person as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Done this 30 day of December, 2015.

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP

By:	NORTHLAND COMMUNICATIONS CORPORATION. General Partner

	By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

	By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

	By:	/s/ JOHN WHETZELL
John S. Whetzell, Chairman of the Board

NORTHLAND COMMUNICATIONS CORPORATION

	By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

	By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE TELEVISION, INC.

By:	/s/ GARY S. JONES
Gary S. Jones, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

By:	/s/ John S. Whetzell
John S. Whetzell, Chairman of the Board

/s/ GARY S. JONES
Gary S. Jones

/s/ RICHARD I. CLARK
Richard I. Clark

/s/ JOHN S. WHETZELL
John S. Whetzell